Filed Pursuant to Rule 424(b)3

Registration No. 333-177309

CLEAN DIESEL TECHNOLOGIES, INC.

1,823,577 Shares of Common Stock

This prospectus covers the sale or other disposition of up to 1,823,577 shares of common stock, par value $0.01 per share, of Clean Diesel Technologies, Inc., a Delaware corporation, that Lincoln Park Capital Fund, LLC, or LPC, the selling stockholder, may offer from time to time. The shares of common stock being offered by the selling stockholder are issuable pursuant to the LPC Purchase Agreement, which we refer to in this prospectus as the Purchase Agreement. Please refer to the section of this prospectus entitled “The LPC Transaction” for a description of the Purchase Agreement and the section entitled “Selling Stockholder” for additional information.

We will not receive any proceeds from the sale of shares of our common stock by LPC. However, we may receive up to $10,000,000 under the Purchase Agreement with LPC. We will bear the cost of the registration of these shares.

Subject to the restrictions described in this prospectus, the selling stockholder (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offering by this prospectus from time to time, on terms to be determined at the time of sale. The prices at which the selling stockholder may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. Please see the section titled “Plan of Distribution” for more information regarding the offering of the shares.

Our common stock is listed on the NASDAQ Capital Market, or NASDAQ, under the trading symbol “CDTI.” On December 2, 2011, the last reported sale price for our common stock as reported on the NASDAQ was $2.83 per share.

Investing in our common stock involves a high degree of risk. You should carefully read and evaluate the cautionary statements concerning risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission, or the SEC. See “Risk Factors” beginning on page 3.

The selling stockholder is an “underwriter” within the meaning of the Securities Act of 1933, as amended.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, NOR IS IT A SOLICITATION OF AN OFFER TO BUY SECURITIES, IN ANY STATE OR COUNTRY WHERE THE OFFER OR SALE IS NOT PERMITTED.

The date of this Prospectus is December 6, 2011.

This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or SEC, on behalf of the selling stockholder. You should read both this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find More Information.”

To the extent permitted by applicable law, rules or regulations, we may add, update or change the information contained in this prospectus by means of a prospectus supplement or post-effective amendments to the registration statement of which this prospectus forms a part through filings we make with the SEC or by another method as may then be permitted under applicable law, rules or regulations.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with additional or different information from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this document may be accurate only on the date of this document. Our business, financial condition, results of operations and prospects may have changed since that date.

Some of the industry and market data contained in or incorporated by reference in this prospectus are based on independent industry publications or other publicly available information, while other information is based on our internal sources. Although we believe that each source is reliable as of its respective date, the information contained in such sources has not been independently verified.

As used throughout this prospectus, unless the context otherwise requires, “CDTI” means Clean Diesel Technologies, Inc. and its consolidated subsidiaries on a stand-alone basis prior to the October 15, 2010 business combination with Catalytic Solutions, Inc. We refer to this business combination as the “Merger.” “CSI” means Catalytic Solutions, Inc. and its consolidated subsidiaries prior to the Merger. The terms “Clean Diesel” or the “Company” or “we,” “our” and “us” means Clean Diesel Technologies, Inc. and its consolidated subsidiaries, including CSI after the Merger, unless the context otherwise requires.

All trade names used in this prospectus are either our registered trademarks or trademarks of their respective holders. Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. Mixed Phase Catalyst (MPC ®), ARIS ® for selective catalytic reduction, and Platinum Plus ® fuel-borne catalyst, are some of our registered trademarks. The graphical representation of Purifier TM is one of our trademarks. We also have a number of other registered trademarks, service marks and pending applications relating to our products. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

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SUMMARY

This summary highlights certain information contained elsewhere in this prospectus or incorporated by reference herein. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risks related to our business and investing in our common stock discussed under “Risk Factors” beginning on page 3 and the other information and documents incorporated by reference into this prospectus, including our consolidated financial statements and related notes thereto.

Overview

We are a Delaware corporation formed in 1994 as a wholly-owned subsidiary of Fuel Tech, Inc., a Delaware corporation (formerly known as Fuel-Tech N.V., a Netherlands Antilles limited liability company) (“Fuel Tech”), and were spun off by Fuel Tech in a rights offering in December 1995. Since inception, and as set forth above, we developed a substantial portfolio of patents and related proprietary rights and extensive technological know-how.

We currently conduct our operations primarily through our wholly-owned subsidiary, CSI. CSI is a California corporation formed in 1996 and, through its Heavy Duty Diesel Systems division (acquired in December 2007), has over 30 years of experience in the heavy duty diesel systems market and has proven technical and manufacturing competence in the light duty vehicle catalyst market meeting automakers’ most stringent requirements. From November 22, 2006 through the Merger, CSI’s common stock was listed on the AIM of the London Stock Exchange (AIM: CTS and CTSU).

We completed a business combination with CSI on October 15, 2010 when our wholly-owned subsidiary, CDTI Merger Sub, Inc., merged with and into CSI. We refer to this transaction as the “Merger.” On October 15, 2010, prior to the Merger, we also effected a one-for-six reverse stock split. The Merger was accounted for as a reverse acquisition and, as a result, our Company’s (the legal acquirer) consolidated financial statements are now those of CSI (the accounting acquirer), with the assets and liabilities and revenues and expenses of CDTI being included effective from October 15, 2010, the date of the closing of the Merger.

We are a leading global manufacturer and distributor of heavy duty diesel and light duty vehicle emissions control systems and products to major automakers and retrofitters. Our business is driven by increasingly stringent global emission standards for internal combustion engines, which are major sources of a variety of harmful pollutants. We operate in two primary divisions: our Heavy Duty Diesel Systems division, which specializes in the design and maintenance of verified exhaust emission control solutions, and our Catalyst division, which produces catalyst formulations to reduce emissions from gasoline, diesel and natural gas combustion engines.

Company Information

Our principal executive offices are located at 4567 Telephone Road, Suite 206, Ventura, California, 93003 and our telephone number at that location is (805) 639-9458. We maintain an Internet website at www.cdti.com, and information regarding CSI’s operations may be found at www.catsolns.com. Information contained in or accessible through either of these websites does not constitute part of this prospectus.

The Offering

On October 7, 2011, we executed a Purchase Agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC. Under the Purchase Agreement, we have the right to sell to LPC up to $10,000,000 of our common stock at our discretion as described below.

At a price of $2.83 per share (the closing price for a share of our common stock on December 2, 2011), and ignoring any restrictions on the number of shares LPC can own at any time and on our ability to sell shares to LPC, we could sell to LPC a maximum of 3,533,568 shares of our common stock for the maximum $10,000,000 in proceeds under the Purchase Agreement. LPC would then be able to sell these shares at any time. The aggregate 120,741 commitment shares to be received by LPC pursuant to the Purchase Agreement (discussed below), unlike shares sold to LPC, are subject to restrictions on transfer and are generally not able to be sold by LPC during the term of the Purchase Agreement. However, as described below and in “The LPC Transaction,” our ability to sell shares to LPC is subject to a number of restrictions.

Pursuant to the Registration Rights Agreement, we are filing this registration statement and prospectus with the SEC covering shares that have been issued or may be issued to LPC under the Purchase Agreement. We do not have the right to commence any sales of our shares to LPC until the SEC has declared effective the registration statement of which this prospectus is a part. The registration statement was declared effective on December 5, 2011. Accordingly, over approximately 30 months, generally we have the right to direct LPC to purchase up to $10,000,000 of our common stock in amounts up to $500,000 as often as every business day under certain conditions. We can also accelerate the amount of our stock to be purchased on any business day under certain circumstances up to $1,500,000. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to LPC. Although we are registering 1,823,577 shares, depending on the average price we sell shares to LPC, if we seek to issue more than 1,434,994 shares to LPC under the Purchase Agreement (19.99% of our outstanding shares prior to entering into the agreement with LPC), NASDAQ Capital Market rules may require us to seek shareholder approval. The purchase price of the shares will be based on the market prices of our shares immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day notice. We issued 40,247 shares of our stock to LPC as a commitment fee for entering into the agreement and we may issue up to 80,494 shares pro rata as an additional commitment fee as LPC purchases the up to $10,000,000 of our stock as directed by us. The number of additional commitment shares issuable to LPC is proportionate to the dollar amount of stock we sell to LPC under the Purchase Agreement. We will issue these additional commitment shares only when, and if, we in our sole discretion elect to sell stock to LPC under the Purchase Agreement. For example, if we elect at our sole discretion to sell $500,000 of our stock to LPC, then we would issue 4,024 of the additional commitment shares. This number is the quotient of $500,000 (the dollar amount of common stock we have elected to sell) divided by $10,000,000 (the total amount we can sell to LPC under the Purchase Agreement), multiplied by 80,494 (the total number of additional commitment shares). LPC may not assign or transfer its rights and obligations under the Purchase Agreement.

As of December 2, 2011, there were 7,178,560 shares outstanding (5,430,485 shares held by non-affiliates) excluding the 40,247 shares that we have already issued and are offered by LPC pursuant to this prospectus. An aggregate 1,823,577 shares are offered hereby consisting of:

•	40,247 shares that we issued to LPC as a commitment fee;

•	80,494 shares that we may issue to LPC pro rata as up to $10,000,000 of our stock is purchased by LPC as an additional commitment fee; and

•	1,702,836 representing shares that we may sell to LPC under the Purchase Agreement.

If all 1,823,577 shares offered by LPC hereby were issued and outstanding as of the date hereof, such shares would represent 20.26% of our total common stock outstanding, or 25.14% of total common stock outstanding held by non-affiliates, as adjusted, as of the date hereof.

Securities Offered

Common stock to be offered by the selling stockholder	1,823,577 shares consisting of:
• 40,247 initial commitment shares issued to LPC;

•        80,494 shares that we are required to issue proportionally to the dollars received from LPC in the future, as an additional commitment fee, if and when we sell additional shares to LPC under the Purchase Agreement; and

• 1,702,836 shares that we may sell to LPC under the Purchase Agreement.

Common stock outstanding prior to this offering	7,178,560 shares (excluding 40,247 initial commitment shares issued to LPC)

Common stock to be outstanding after giving effect to the issuance of 1,823,577 shares under the Purchase Agreement	9,002,137 shares

Use of Proceeds	We will not receive any proceeds from the sale of shares of common stock by LPC in this offering. However, we may receive up to $10,000,000 under the Purchase Agreement with LPC. Any proceeds that we receive from sales to LPC under the Purchase Agreement will be used for working capital and general corporate purposes. See “Use of Proceeds.”

Risk factors	This investment involves a high degree of risk. See “Risk Factors” for a discussion of factors you should consider carefully before making an investment decision.

NASDAQ ticker symbol	CDTI

RISK FACTORS

Investing in our common stock involves risks. Before making an investment in our company, you should carefully consider the risk factors set forth below, which contain important information about us and our business. You should also consider any other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference herein. Any of these risks, as well as other risks and uncertainties not known to us or that we believe to be immaterial, could harm our financial condition, results of operations or cash flows. We cannot assure you of a profit or protect you against a loss on the shares of our common stock that you purchase in our company.

Risks Relating to Our Business and Recent Merger

We are putting significant amounts of working capital at risk in order to pursue selected growth opportunities. If the revenues from these opportunities are below expectations or delayed, we could require additional working capital in order to maintain our operations. In addition, if we are unable to realize the benefits of the investments in our inventory or timely utilize the inventory for other opportunities, it could have a material adverse effect on our business, financial condition and results of operations.

We are pursuing revenue generating opportunities relating to special government mandated retrofit programs in London and California and potentially others in various jurisdictions in North America, Europe and Asia. Opportunities such as these require cash investment in operating expenses and working capital such as inventory and receivables prior to realizing profits and cash from sales. If we are not successful in accessing cash resources to make these investments we may miss out on these opportunities. Further, if we are not successful in generating sufficient sales from these opportunities, we will not realize the benefits of the investments in inventory, which would have a material adverse effect on our business, financial condition and results of operations.

We have historically operated with negative cash flow from operations and have relied on outside sources of funding in the form of debt or equity. We had operating cash flow deficits from continuing operations of $3.7 million and $7.6 million for the years ended December 31, 2010 and 2009, respectively. We had an operating cash flow deficit from continuing operations of $13.3 million for the nine months ended September 30, 2011. Although we have a demand credit facility backed by our receivables and inventory, there is no guarantee that we will be able to borrow to the full limit of $7.5 million if the lender chooses not to finance a portion of our receivables or inventory. We have been successful in raising $10.2 million through a public offering of shares in July 2011 but there is no guarantee that should the need arise, we will be able to do so again.

Under the Purchase Agreement, we may direct LPC to purchase up to $10.0 million worth of shares of our common stock over a 30 month period generally in amounts of up to $0.5 million every business day, which amounts may be increased under certain circumstances. Assuming a purchase price of $2.83 per share (the closing sale price of our common stock on December 2, 2011) and the purchase by LPC of the full 1,702,836 purchase shares, proceeds to us would be $4,819,026. The extent to which we rely on LPC as a source of funding will depend on a number of factors including, the amount, if any, of additional working capital needed, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources. If we are unable to sell enough of our products to finance our working capital requirements and if sufficient funding from LPC were to prove unavailable or prohibitively dilutive, we would need to secure another source of funding. Even if we sell all $10.0 million under the Purchase Agreement to LPC, there can be no assurance this would be sufficient to fully implement our growth plans in all cases.

Any required additional funding may be in the form of debt financing or a private or public offering of equity securities. We believe that debt financing would be difficult to obtain because of our limited assets and cash flows as well as current general economic conditions. Any additional offering of shares of our common stock or of securities convertible into shares of our common stock may result in further dilution to our existing stockholders. Our ability to consummate a financing will depend not only on our ability to achieve positive operating results, but also on conditions then prevailing in the relevant capital markets. There can be no assurance that such funding will be available if needed, or on acceptable terms. In the event that we are unable to raise such funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

Our auditors’ report for the year ended December 31, 2010 includes a “going concern” explanatory paragraph.

The Merger was accounted for as a reverse acquisition and, as a result, our company’s (the legal acquirer) consolidated financial statements are those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of CDTI being included effective from the date of the closing of the Merger. As of December 31, 2010, we had an accumulated deficit of approximately $157.7 million, and $165.4 million of accumulated deficit as of September 30, 2011. As a result of recurring losses from operations and the significant amount of accumulated deficit as of December 31, 2010, our auditors’ report for year ended December 31, 2010 includes an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.” Although the Merger provided some capital to the combined company, we nevertheless require additional capital in order to conduct our operations for any reasonable length of time. In the event that we are unable to raise such funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

Future growth of our business depends, in part, on the general availability of funding for emissions control programs, as well as enforcement of existing emissions-related environmental regulations and further tightening of emission standards worldwide.

Future growth of our business depends in part on the general availability of funding for emissions control programs, which can be affected for economic as well as political reasons. For example, in light of the recent budget crisis in California, funding was not available for a state-funded emissions control project for off-road diesel equipment and its start date was pushed back. Additionally, funding for the EPA’s Diesel Emissions Reductions Act (commonly referred to as DERA) for 2012 and beyond remains uncertain as budget discussions continue to be debated in the U.S. Congress. Funding for these types of emissions control projects drives demand for our products. If such funding is not available, it can negatively affect our future growth prospects. In addition to funding, we also expect that our future business growth will be driven, in part, by the enforcement of existing emissions-related environmental regulations and tightening of emissions standards worldwide. If such standards do not continue to become stricter or are loosened or are not enforced by governmental authorities due to commercial and business pressure or otherwise, it could have a material adverse effect on our business, operating results, financial condition and long-term prospects.

We have not experienced positive cash flow from our operations, and our ability to achieve positive cash flow from operations, or finance negative cash flow from operations, could depend on reductions in our operating costs, which may not be achievable, or from increased sales, which may not occur.

We have historically operated with negative cash flow from operations. Although we may identify areas where economies can be effected, whether or not we will be successful in realizing these cost-savings, as well as when we are able to effect these economies and the overall restructuring costs we may incur cannot be known at this time. In addition, while we have identified revenue opportunities that if realized would positively affect our cash flows, there is no assurance that such opportunities will be realized. All of these will be important factors in determining whether we will have sufficient cash resources available to maintain our operations for any appreciable length of time.

We may not realize all of the anticipated benefits of the Merger.

To be successful after the Merger, we need to combine and integrate the businesses and operations of CDTI and CSI. The combination of two independent companies is a complex, costly and time-consuming process. As a result, we must devote significant management attention and resources to integrating the diverse business practices. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of either or both of the companies and, if implemented ineffectively, preclude realization of the expected full benefits of the Merger. We have not completed a merger or acquisition comparable in size or scope to the Merger. Our failure to meet the challenges involved in successfully integrating the operations of CDTI and CSI or otherwise to realize any of the anticipated benefits of the Merger could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships, and may cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:

•	maintaining employee morale and retaining key employees;

•	preserving important strategic and customer relationships;

•	the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information, communications and other systems;

•	coordinating marketing functions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	integrating the cultures of CDTI and CSI.

In addition, even if we are successful in integrating the businesses and operations of CDTI and CSI, we may not fully realize the expected benefits of the Merger, including sales or growth opportunities that were anticipated, within the intended time frame, or at all. Further, because our respective businesses differ, our results of operations and market price of our common stock may be affected by factors different from those existing prior to the Merger and may suffer as a result of the Merger. As a result, we cannot assure you that the combination of the businesses and operations of CDTI and CSI will result in the realization of the full benefits anticipated from the Merger.

The Merger will adversely affect our ability to take advantage of the significant U.S. federal tax loss carryforwards and tax credits accumulated.

We performed a study to evaluate the status of net operating loss carryforwards as a result of the Merger. Because the Merger caused an “ownership change” (as defined for U.S. federal income tax purposes) as of the date of the Merger, our ability to use our net operating losses and credits in future tax years is significantly limited. In addition, due to the “ownership change,” our federal research and development credits have also been limited and, consequently, we do not anticipate being able to use any of these credits that existed as of the date of the Merger in future tax years. Our limited ability to use these net operating losses and tax credits as a result of the Merger could have an adverse effect on our results of operations.

We have incurred significant expenses as a result of the Merger, and anticipate incurring additional Merger-related expenses, which will reduce the amount of capital available to fund our business.

We have incurred significant expenses relating to the Merger and expect to continue to incur expenses related to the Merger. These expenses include investment banking fees, legal fees, accounting fees, and printing and other costs. There may also be unanticipated costs related to the Merger that we have not yet determined. As a result, we will have less capital available to fund our activities, which could have an adverse effect on our business, financial condition and results of operations.

We will continue to incur significant costs as a result of operating as a public company, and our management may be required to devote substantial time to compliance initiatives.

As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or SEC, and the NASDAQ Stock Market, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls as well as mandating certain corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives.

For example, we have devoted a significant amount of time and attention to bring our financial reporting procedures up to public-company standards so as to allow management to report on our internal control over financial reporting. These include ongoing costs in documenting, evaluating, testing and remediating our internal control procedures and systems as well as engaging consultants and specialists in Sarbanes-Oxley and SEC reporting and hiring additional personnel.

If we fail to staff our accounting and finance function adequately, or maintain internal control systems adequate to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may have a material adverse effect on our future business, financial condition and results of operations.

We have incurred losses in the past and expect to incur losses in the future.

Each of CDTI and CSI has suffered losses from operations since inception. As of December 31, 2010, we had an accumulated deficit of $157.7 million, and $165.4 million of accumulated deficit as of September 30, 2011. Although we expect to realize certain operating synergies from the Merger, we have not yet been able to generate positive cash flow from operations. There can be no assurance that we will achieve or sustain significant revenues, positive cash flows from operations or profitability in the future.

Historically, we have been dependent on a few major customers for a significant portion of our revenue and the revenue could decline if we are unable to maintain or develop relationships with current or potential customers, or if such customers reduce demand for our products.

Historically, each of CDTI and CSI derived a significant portion of its respective revenue from a limited number of customers. Although the Merger provided additional customers to the combined company, for the nine months ended September 30, 2011 and year ended December 31, 2010, the two largest customers accounted for approximately 30% and 32%, respectively, of our revenue. For the year ended December 31, 2009, two customers accounted for approximately 46% of CSI’s revenue and two customers accounted for approximately 26% of CDTI’s revenue. We intend to establish long-term relationships with existing customers and continue to expand our customer base. While we diligently seek to become less dependent on any single customer, it is likely that certain business relationships may result in one or more customers contributing to a significant portion of our revenue in any given year for the foreseeable future. In addition, because our relationships with our customers are based on purchase orders rather than long-term formal supply agreements, we are exposed to the risk of reduced sales if such customers reduce demand for our products. Reduced demand may arise for a variety of reasons over which we have no control, such as slow downs in vehicle production due to economic concerns, or as a result of the effects of natural disasters, including earthquakes and/or tsunamis. The loss of one or more of our significant customers, or reduced demand from one or more of our significant customers, would result in an adverse effect on our revenue, and could affect our ability to become profitable or our ability to continue our business operations.

We have entered into contractual agreements in connection with the sale of certain of our assets, which may expose us to liability for claims for indemnification under such agreements.

In the ordinary course of our business, we have entered into various agreements by which we may be obligated to indemnify the other party with respect to certain matters. Generally, these indemnification provisions are included in contracts arising in the normal course of business under which we customarily agree to hold the indemnified party harmless against losses arising from a breach of the contract terms. Payments by us under such indemnification clauses are generally conditioned on the other party making a claim. Such claims are generally subject to challenge by us and to dispute resolution procedures specified in the particular contract. Further, our obligations under these arrangements may be limited in terms of time and/or amount and, in some instances, we may have recourse against third parties for certain payments made by us. It is not possible to predict the maximum potential amount of future payments under these indemnification agreements due to the conditional nature of our obligations and the unique facts of each particular agreement.

Foreign currency fluctuations could impact financial performance.

Because of our activities in the U.K., Europe, Canada, South Africa and Asia, we are exposed to fluctuations in foreign currency rates. We may manage the risk to such exposure by entering into foreign currency futures and option contracts of which there was one in 2009 and none in 2010 nor so far in 2011. Foreign currency fluctuations may have a significant effect on our operations in the future.

Risks Related to Our Industry

We face constant changes in governmental standards by which our products are evaluated.

We believe that, due to the constant focus on the environment and clean air standards throughout the world, a requirement in the future to adhere to new and more stringent regulations both domestically and abroad is possible as governmental agencies seek to improve standards required for certification of products intended to promote clean air. In the event our products fail to meet these ever-changing standards, some or all of our products may become obsolete.

We face competition and technological advances by competitors.

There is significant competition among companies that provide solutions for pollutant emissions from diesel engines. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable alternatives to our products and services, including products that are verified by the EPA and/or the CARB or other environmental authorities. We face direct competition from companies with greater financial, technological, manufacturing and personnel resources. Newly developed products could be more effective and cost-efficient than our current or future products. We also face indirect competition from vehicles using alternative fuels, such as methanol, hydrogen, ethanol and electricity.

We depend on intellectual property and the failure to protect our intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with employees, customers, partners and others to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and, despite precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

We do not know whether any patents will be issued from pending or future patent applications or whether the scope of the issued patents is sufficiently broad to protect our technologies or processes. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States.

The patents protecting our proprietary technologies expire after a period of time. Currently, our patents have expiration dates ranging from 2011 through 2027. Although we have attempted to incorporate technology from our core patents into specific patented product applications, product designs and packaging to extend the lives of our patents, there can be no assurance that this building block approach will be successful in protecting our proprietary technology. If we are not successful in protecting our proprietary technology, it could have a material adverse effect on our business, financial condition and results of operations.

As part of our confidentiality procedures, we generally have entered into nondisclosure agreements with employees, consultants and corporate partners. We also have attempted to control access to and distribution of our technologies, documentation and other proprietary information. We plan to continue these procedures. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps that we have taken and that may occur in the future might not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect the proprietary rights as fully as in the United States.

There can be no assurance that we will be successful in protecting our proprietary rights. For example, from time to time we have become aware of competing technologies employed by third parties which may be covered by one or more of our patents. In such situations, we may seek to grant licenses to such third parties or seek to stop the infringement, including through the threat of legal action. There is no assurance that we would be successful in negotiating a license agreement on favorable terms, if at all, or able to stop the infringement. Any infringement upon our intellectual property rights could have an adverse effect on our ability to develop and sell commercially competitive systems and components.

If we fail to obtain the right to use the intellectual property rights of others which are necessary to operate our business, our ability to succeed will be adversely affected.

From time to time we may choose to or be required to license technology or intellectual property from third parties in connection with the development of our products. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. Generally, a license, if granted, would include payments of up-front fees, ongoing royalties or both. These payments or other terms could have a significant adverse impact on our results of operations. The inability to obtain a necessary third-party license required for our product offerings or to develop new products and product enhancements could require us to substitute technology of lower quality or performance standards, or of greater cost, either of which could adversely affect our business. If we are not able to obtain licenses from third parties, if necessary, then we may also be subject to litigation to defend against infringement claims from these third parties. Our competitors may be able to obtain licenses or cross-license their technology on better terms than we can, which could put us at a competitive disadvantage. If we are unable to obtain or maintain any third-party license required to develop new products and product enhancements, on favorable terms, our results of operations may be harmed.

If third parties claim that our products infringe upon their intellectual property rights, we may be forced to expend significant financial resources and management time litigating such claims and our operating results could suffer.

Third parties may claim that our products and systems infringe upon third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult, notably because patent applications are generally not published until up to 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe their patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive product modifications, pay substantial damages or even be forced to cease some operations. Third-party infringement claims, regardless of their outcome, would not only drain financial resources but also divert the time and effort of management and could result in customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

Our results may fluctuate due to certain regulatory, marketing and competitive factors over which we have little or no control.

The factors listed below, some of which we cannot control, may cause our revenue and results of operations to fluctuate significantly:

•	Actions taken by regulatory bodies relating to the verification, registration or health effects of our products;

•	The extent to which our Platinum Plus® fuel-borne catalyst and ARIS® nitrogen oxides reduction products obtain market acceptance;

•	The timing and size of customer purchases;

•	Customer concerns about the stability of our business, which could cause them to seek alternatives to our solutions and products; and

•	Increases in raw material costs, particularly platinum group metals and rare earth metals.

Failure of one or more key suppliers to timely deliver could prevent, delay or limit us from supplying products. Delays in delivery times for platinum group metal purchases could also result in losses due to fluctuations in prices. Delays in the delivery times and cost impact of the world-wide shortage of rare earth metals could delay us from supplying products and could result in lower profits.

Due to customer demands, we are required to source critical materials and components such as ceramic substrates from single suppliers. In 2010, three suppliers accounted for over 40% of our raw material purchases. Failure of one or more of the key suppliers to deliver timely could prevent, delay or limit us from supplying products because we would be required to qualify an alternative supplier. For certain products and customers, we are required to purchase platinum group metal materials. As commodities, platinum group metal materials are subject to daily price fluctuations and significant volatility, based on global market conditions. Historically, the cost of platinum group metals used in the manufacturing process has been passed through to the customer. This limits the economic risk of changes in market prices to platinum group metal usage in excess of nominal amounts allowed by the customer. However, going forward there can be no assurance that we will continue to be successful in passing platinum group metal price risk onto our current and future customers to minimize the risk of financial loss. Additionally, platinum group metal material is accounted for as inventory and therefore subject to lower of cost or market adjustments on a regular basis at the end of accounting periods. A drop in market prices relative to the purchase price of platinum group metal could result in a write-down of inventory. Due to the high value of platinum group metal materials, special measures have been taken to secure and insure the inventory. There is a risk that these measures may be inadequate and expose us to financial loss. We utilize rare earth metals in the production of some of our catalysts. Due to a reduction in export from China of these materials, there has been a world-wide shortage, leading to a lack of supply and higher prices. We risk delays in shipment due to this constrained supply and potentially lower margins if we are unable to pass the increased costs on to our customers.

Qualified management, marketing, and sales personnel are difficult to locate, hire and train, and if we cannot attract and retain qualified personnel, it will harm the ability of the business to grow.

Our success depends, in part, on our ability to retain current key personnel, attract and retain future key personnel, additional qualified management, marketing, scientific, and engineering personnel, and develop and maintain relationships with research institutions and other outside consultants. Competition for qualified management, technical, sales and marketing employees is intense. In addition, as we work to integrate personnel following the Merger, some employees might leave the combined company and go to work for competitors. The loss of key personnel or the inability to hire or retain qualified personnel, or the failure to assimilate effectively such personnel could have a material adverse effect on our business, operating results and financial condition.

We may not be able to successfully market new products that are developed or obtain direct or indirect verification or approval of our new products.

Some of our catalyst products and heavy duty diesel systems are still in the development or testing stage with targeted customers. We are developing technologies in these areas that are intended to have a commercial application, however, there is no guarantee that such technologies will actually result in any commercial applications. In addition, we plan to market other emissions reduction devices used in combination with our current products. There are numerous development and verification issues that may preclude the introduction of these products for commercial sale. These proposed operations are subject to all of the risks inherent in a developing business enterprise, including the likelihood of continued operating losses. If we are unable to demonstrate the feasibility of these proposed commercial applications and products or obtain verification or approval for the products from regulatory agencies, we may have to abandon the products or alter our business plan. Such modifications to our business plan will likely delay achievement of revenue milestones and profitability.

Any liability for environmental harm or damages resulting from technical faults or failures of our products could be substantial and could materially adversely affect our business and results of operations.

Customers rely upon our products to meet emissions control standards imposed upon them by government. Failure of our products to meet such standards could expose us to claims from customers. Our products are also integrated into goods used by consumers and therefore a malfunction or the inadequate design of our products could result in product liability claims. Any liability for environmental harm or damages resulting from technical faults or failures could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market’s perception of our products, which would materially impact our financial condition and operating results.

Future growth of our business depends, in part, on market acceptance of our catalyst products, successful verification of our products and retention of our verifications.

While we believe that there exists a viable market for our developing catalyst products, there can be no assurance that such technology will succeed as an alternative to competitors’ existing and new products. The development of a market for the products is affected by many factors, some of which are beyond our control. The adoption cycles of our key customers are lengthy and require extensive interaction with the customer to develop an effective and reliable catalyst for a particular application. While we continue to develop and test products with key customers, there can be no guarantee that all such products will be accepted and commercialized. Our relationships with our customers are based on purchase orders rather than long-term formal supply agreements. Generally, once a catalyst has successfully completed the testing and certification stage for a particular application, it is generally the only catalyst used on that application and therefore unlikely that, unless there are any defects, the customer will try to replace that catalyst with a competing product. However, our customers usually have alternate suppliers for their products and there is no assurance that we will continue to win the business. Also, although we work with our customers to obtain product verifications in accordance with their projected production requirements, there is no guarantee that we will be able to receive all necessary approvals for our catalysts by the time a customer needs such products, or that a customer will not accelerate its requirements. If we are not successful in having verified catalyst products to meet customer requirements, it will have a negative effect on our revenues, which could have a material adverse affect on our results of operations.

If a market fails to develop or develops more slowly than anticipated, we may be unable to recover the costs we will have incurred in the development of our products and may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products or components if market conditions do not support the continuation of the product or component.

We believe that it is an essential requirement of the U.S. retrofit market that emissions control products and systems are verified under the EPA and/or CARB protocols to qualify for funding from the EPA and/or CARB programs. Funding for these emissions control products and systems is generally limited to those products and technologies that have already been verified. Verification is also useful for commercial acceptability. Notably, EPA verifications were withdrawn on two of our products in January 2009 because available test results were not accepted by the EPA as meeting new emissions testing requirements for nitrogen dioxide (NO2) measurement. As a general matter, we have no assurance that our products will be verified by the CARB or that such a verification will be acceptable to the EPA. If we are not able to obtain necessary product verifications, it will limit our ability to commercialize such products, which could have a negative effect on our revenues and on our results of operations.

New metal standards, lower environmental limits or stricter regulation for health reasons of platinum or cerium could be adopted and affect use of our products.

New standards or environmental limits on the use of platinum or cerium metal by a governmental agency could adversely affect our ability to use our Platinum Plus ® fuel-borne catalyst in some applications. In addition, the CARB requires “multimedia” assessment (air, water, soil) of the fuel-borne catalyst. The EPA could require a “Tier III” test of the Platinum Plus ® fuel-borne catalyst at any time to determine additional health effects of platinum or cerium, which tests may involve additional costs beyond our current resources.

Risks Related to this Offering and Our Common Stock

The sale of our common stock to LPC may cause dilution and the sale of the shares of common stock acquired by LPC could cause the price of our common stock to decline.

In connection with entering into the Purchase Agreement, we authorized the issuance to LPC of up to $10,000,000 worth of shares of our common stock, plus 120,741 shares of common stock as commitment shares. The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the Purchase Agreement. The purchase price for the common stock to be sold to LPC pursuant to the Purchase Agreement will fluctuate based on the price of our common stock. All 1,823,577 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 30 months from the date of this prospectus. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. We can elect to direct purchases in our sole discretion. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales. However, we have the right to control the timing and amount of any sales of our shares to LPC and the Purchase Agreement may be terminated by us at any time at our discretion without any cost to us.

An investor in our recent public offering holds a large percentage of our outstanding common stock, and, should they choose to do so, will have significant influence over the outcome of corporate actions requiring stockholder approval; such stockholder’s priorities for our business may be different from our other stockholders.

A significant amount of our outstanding common stock is held by Special Situations Funds, which acquired such shares of our common stock in our July 2011 underwritten public offering. See “Principal Stockholders.” Accordingly, such investor, should it choose to do so, will be able to significantly influence the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, such that Special Situations Funds could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The interests of such investor may differ from the interests of our other stockholders.

The price of our common stock may be adversely affected by the sale of a significant number of new common shares.

The sale, or availability for sale, of substantial amounts of our common stock could adversely affect the market price of our common stock and could impair our ability to raise additional working capital through the sale of equity securities. On July 5, 2011, we issued 3,053,750 shares of our common stock in an underwritten public offering. On October 15, 2010, we issued (or reserved for issuance) an aggregate 2,287,872 shares of our common stock and warrants to purchase an additional 666,583 shares of our common stock, each on a post-split basis after eliminating fractional shares, in connection with the Merger. We also issued 109,020 shares and warrants to purchase an additional 166,666 shares of our common stock, each on a post-split basis after eliminating fractional shares, in a Regulation S offering, as well as 32,414 shares and warrants to purchase an additional 14,863 shares, each on a post-split basis after eliminating fractional shares, as compensation for services rendered in connection with the Merger and our Regulation S offering. Resales of these shares by the holders thereof (some of whom received registered shares and some of whom have registration rights), resales of the shares received upon exercise of the warrants, or the sale of additional shares by us in the public market or a private placement to fund our operations, or the perception by the market that these sales could occur, could contribute to downward pressure on the trading price of our stock.

The risk of dilution, perceived or actual, may contribute to downward pressure on the trading price of our stock.

We have outstanding warrants and stock options to purchase shares of our common stock, and it is contemplated that additional shares or options to acquire shares of our common stock will be issued. The exercise of these securities will result in the issuance of additional shares of our common stock. We may also issue additional shares of our common stock or securities exercisable for or convertible into shares of our common stock, whether in the public market or in a private placement to fund our operations, or as compensation. These issuances, particularly where the exercise price or purchase price is less than the current trading price for our common stock, could be viewed as dilutive to the holders of our common stock. The risk of dilution, perceived or actual, may cause existing stockholders to sell their shares of stock, which would contribute to a decrease in the price of shares of our common stock. In that regard, downward pressure on the trading price of our common stock may also cause investors to engage in short sales, which would further contribute to downward pressure on the trading price of our stock.

There has historically been limited trading volume in, and significant volatility in the price of, our common stock on the NASDAQ Capital Market.

CDTI’s common stock began trading on the NASDAQ Capital Market effective October 3, 2007. Prior to this date, CDTI’s common stock was traded on the OTC Bulletin Board. Historically, the trading volume in our common stock has been relatively limited and a consistently active trading market for our common stock may not develop. The average daily trading volume in CDTI’s common stock on the NASDAQ Capital Market in 2010 prior to the Merger was approximately 5,700 shares (on a pre-split basis). However, in the period immediately following the Merger and the reverse stock split, we experienced significantly higher trading volume than typical for our company. Unusual trading volume in our shares has continued to occur from time to time. For example, in the last three trading days in May 2011, the trading volume in our common stock exceeded four million shares on two consecutive days, and exceeded two million shares on the last trading day of the month, whereas the average trading volume for the first three weeks of May 2011 was 68,280 shares per day.

The market price of our common stock has been and is expected to continue to be highly volatile. There has been significant volatility in the market prices of publicly traded shares of emerging growth technology companies, including our shares. During the last two weeks of October 2010 following the Merger and the reverse stock split, the price for a share of our common stock ranged from as low as $3.00 per share to as high as $44.38 per share. On December 2, 2011, the closing price for a share of our common stock was $2.83 per share. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operations results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our stock. As noted above, there has historically been a low average daily trading volume of our common stock. To the extent this trading pattern continues, the price of our common stock may fluctuate significantly as a result of relatively minor changes in demand for our shares and sales of our stock by holders.

We have not paid and do not intend to pay dividends on shares of our common stock.

We have not paid dividends on our common stock since inception, and do not intend to pay any dividends to our stockholders in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including documents incorporated by reference into this document, contains information considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor provided by Section 27A and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements, which may be expressed in a variety of ways, including the use of future or present tense language, relate to, among other things: statements about our future results, the prospects of the combined company, and our plans, objectives and strategies. These forward-looking statements are based on assumptions that involve risks and uncertainties and that are subject to change based on various important factors (some of which are beyond our control), including those factors described under “Risk Factors” elsewhere in this prospectus and in the documents incorporated by reference in this prospectus. Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties. All forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, in the case of forward-looking statements contained in this prospectus, or the dates of the documents incorporated by reference into this prospectus, in the case of forward-looking statements made in those incorporated documents.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling stockholder. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder in this offering. However, we may receive proceeds up to $10.0 million under the Purchase Agreement. Any proceeds from LPC we receive under the Purchase Agreement will be used for working capital and general corporate purposes.

THE LPC TRANSACTION

General

On October 7, 2011, we executed a Purchase Agreement and a Registration Rights Agreement with Lincoln Park Capital Fund, LLC. Under the Purchase Agreement, we have the right to sell to LPC up to $10,000,000 of our common stock at our discretion as described below.

Pursuant to the Registration Rights Agreement, we are filing this registration statement and prospectus with the SEC covering shares that have been issued or may be issued to LPC under the Purchase Agreement. We do not have the right to commence any sales of our shares to LPC until the SEC has declared effective the registration statement of which this prospectus is a part. The registration statement was declared effective on December 5, 2011 accordingly, over approximately 30 months, generally we have the right to direct LPC to purchase up to $10,000,000 of our common stock in amounts up to $500,000 as often as every business day under certain conditions. We can also accelerate the amount of our stock to be purchased under certain circumstances. There are no trading volume requirements or restrictions under the Purchase Agreement, and we will control the timing and amount of any sales of our common stock to LPC. Although we are registering 1,823,577 shares, depending on the average price we sell shares to LPC, if we seek to issue more than 1,434,994 shares to LPC under the Purchase Agreement (19.99% of our outstanding shares prior to entering into the agreement with LPC), NASDAQ Capital Market rules may require us to seek shareholder approval.

We may also consider the amount, if any, of additional working capital that we need, the prevailing market price of our common stock and the extent to which we are able to secure working capital from other sources before we elect to sell stock to LPC under the Purchase Agreement.

The purchase price of the shares will be based on the market prices of our shares immediately preceding the time of sale as computed under the Purchase Agreement without any fixed discount. See “–Purchase of Shares Under the Purchase Agreement” below for information regarding how the purchase price is computed. We may at any time in our sole discretion terminate the Purchase Agreement without fee, penalty or cost upon one business day notice. We issued 40,247 shares of our stock to LPC as a commitment fee for entering into the agreement and we may issue up to 80,494 shares pro rata as an additional commitment fee as LPC purchases the up to $10,000,000 of our stock as directed by us. The number of additional commitment shares issuable to LPC is proportionate to the dollar amount of stock we sell to LPC under the Purchase Agreement. We will issue these additional commitment shares only when, and if, we in our sole discretion elect to sell stock to LPC under the Purchase Agreement. For example, if we elect at our sole discretion to sell $500,000 of our stock to LPC, then we would issue 4,024 of the additional commitment shares. This number is the quotient of $500,000 (the dollar amount of common stock we have elected to sell) divided by $10,000,000 (the total amount we can sell to LPC under the Purchase Agreement), multiplied by 80,494 (the total number of additional commitment shares). LPC may not assign or transfer its rights and obligations under the Purchase Agreement.

As of December 2, 2011, there were 7,178,560 shares outstanding (5,430,485 shares held by non-affiliates) excluding the 40,247 shares that we have already issued and are offered by LPC pursuant to this prospectus. An aggregate 1,823,577 shares are offered hereby consisting of:

•	40,247 shares that we issued to LPC as a commitment fee;

•	80,494 shares that we may issue to LPC pro rata as up to $10,000,000 of our stock is purchased by LPC as an additional commitment fee; and

•	1,702,836 representing shares that we may sell to LPC under the Purchase Agreement.

If all 1,823,577 shares offered by LPC hereby were issued and outstanding as of the date hereof, such shares would represent 20.26% of our total common stock outstanding, or 25.14% of total common stock outstanding held by non-affiliates, as adjusted, as of the date hereof.

At a price of $2.83 per share (the closing price for a share of our common stock on December 2, 2011), we could sell to LPC 3,533,568 shares of our common stock to receive $10,000,000 in proceeds. However, of the shares being registered at this time, only 1,702,836 shares of our common stock may be sold to LPC. If we sold the 1,702,836 shares at a price of $2.83 per share (the closing price for a share of our common stock on December 2, 2011), we would receive only $4,819,026 in proceeds under the Purchase Agreement. The 120,741 commitment shares being registered hereby are not sold for cash proceeds to LPC under the Purchase Agreement. Accordingly, if we elect to sell to LPC more than the 1,702,836 shares being registered hereby, which we have the right but not the obligation to do, we must first register under the Securities Act any additional shares we may elect to sell to LPC before we can sell such additional shares, which could cause substantial dilution to our shareholders. The number of shares ultimately offered for resale by LPC is dependent upon the number of shares sold to LPC under the Purchase Agreement. Any of the 1,702,836 shares we elect to sell to LPC under the Purchase Agreement may be resold by LPC under this prospectus.

Purchase Of Shares Under The Purchase Agreement

Under the Purchase Agreement, on any business day selected by us and as often as every business day, we may direct LPC to purchase up to $500,000 of our common stock. The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive business days prior to the date of a purchase by LPC.

The purchase price will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the business days used to compute the purchase price.

In addition to purchases of up to $500,000, we may direct LPC as often as every business day to purchase up to $750,000 of our common stock provided on the purchase date our share price is not below $5.00 per share. We may increase this amount: up to $1,000,000 of our common stock provided on the purchase date our share price is not below $7.50 per share; up to $1,250,000 of our common stock provided on the purchase date our share price is not below $10.00 per share; up to $1,500,000 of our common stock provided on the purchase date our share price is not below $12.50 per share.

Events of Default

The following events constitute events of default under the Purchase Agreement:

•

while any registration statement is required to be maintained effective pursuant to the terms of the Registration Rights Agreement, the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to LPC for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive business days or for more than an aggregate of thirty (30) business days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three (3) consecutive business days;

•

the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the New York Stock Exchange, the NASDAQ Global Select Market, the NASDAQ Global Market, the NYSE Amex, or the OTC Bulletin Board including comparable markets;

•	the transfer agent’s failure for five (5) business days to issue to LPC shares of our common stock which LPC is entitled to under the Purchase Agreement;

•

any material breach of the representations or warranties or covenants contained in the Purchase Agreement or any related agreements which has or which could have a material adverse effect on us subject to a cure period of five (5) business days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•

if we reach the share limit to the extent applicable under NASDAQ Capital Market rules (generally, 1,434,994 shares, or 19.99% of our outstanding shares prior to entering into the agreement with LPC) and we have not obtained any necessary shareholder approvals.

LPC does not have the right to terminate the Purchase Agreement upon any of the events of default set forth above. In the event of bankruptcy proceedings by or against us, the Purchase Agreement will automatically terminate without action of any party. During an event of default, all of which are outside the control of LPC, shares of our common stock cannot be sold by us or purchased by LPC under the terms of the Purchase Agreement.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to LPC terminating the Purchase Agreement without any cost to us.

No Short-Selling or Hedging by LPC

LPC has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the common stock Purchase Agreement.

Effect of Performance of the Purchase Agreement on Our Stockholders

All 1,823,577 shares registered in this offering are expected to be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 30 months from the date of this prospectus. The sale by LPC of a significant amount of shares registered in this offering at any given time could cause the market price of our common stock to decline and to be highly volatile. LPC may ultimately purchase all, some or none of the 1,702,836 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, it may sell all, some or none of such shares. Therefore, sales to LPC by us under the agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right to control the timing and amount of any sales of our shares to LPC and the agreement may be terminated by us at any time at our discretion without any cost to us.

In connection with entering into the agreement, we authorized the sale to LPC of up to $10,000,000 worth of shares of our common stock exclusive of the 40,247 commitment shares issued and the 80,494 additional commitment shares that may be issued. We have the right to terminate the agreement without any payment or liability to LPC at any time, including in the event that all $10,000,000 is sold to LPC under the Purchase Agreement. The number of shares ultimately offered for sale by LPC under this prospectus is dependent upon the number of shares purchased by LPC under the agreement, which will depend on the purchase price for such shares as well as the number of shares we ultimately direct LPC to purchase under the agreement. The following table sets forth the amount of proceeds we would receive from LPC from the sale of shares that are registered in this offering at varying purchase prices:

Assumed Average Purchase Price	Number of Registered Shares to be Issued if Full Purchase (1) (2) (3)	Percentage of Outstanding Shares After Giving Effect to the Issuance to LPC (4)	Proceeds from the Sale of Shares to LPC Under the LPC Purchase Agreement
$2.00	1,730,249	19.33%	$3,405,672
$2.83(5)	1,741,626	19.44%	$4,819,026
$6.00	1,747,160	19.49%	$9,999,996
$8.00	1,330,494	15.56%	$10,000,000
$10.00	1,080,494	13.02%	$10,000,000

(1)	Any issuance above 19.99% of our outstanding shares prior to entering into the agreement with LPC must be in compliance with NASDAQ Capital Market rules.
(2)	Although the LPC Purchase Agreement provides that we may sell up to $10,000,000 of our common stock to LPC, we are only registering 1,702,836 shares to be purchased thereunder, which may or may not cover all such shares purchased by LPC under the LPC Purchase Agreement, depending on the purchase price per share. As a result, we have included in this column only those shares which are registered in this offering.
(3)	The number of registered shares to be issued includes a number of shares to be purchased at the applicable price plus the applicable additional commitment shares issuable to LPC (but not the initial commitment shares), and no proceeds will be attributable to such commitment shares.
(4)	The denominator is based on 7,218,807 shares outstanding as of December 2, 2011, which includes the 40,247 initial commitment shares already issued to LPC, which are part of this offering, and the number of shares set forth in the adjacent column, which includes the additional commitment shares issued pro rata as up to $10,000,000 of our stock is purchased by LPC. The numerator is based on the number of shares issuable under the Purchase Agreement at the corresponding assumed purchase price set forth in the adjacent column. The number of shares in such column does not include shares that may be issued to LPC that are not registered in this offering.
(5)	The closing sale price of our shares on December 2, 2011.

THE SELLING STOCKHOLDER

The following table set forth:

•	the name of the selling stockholder;

•	the number of shares of commons stock beneficially owned by the selling stockholder that may be offered for the account of the selling stockholder under this prospectus; and

•	the number of shares of common stock beneficially owned by the selling stockholder upon completion of this offering.

Such information was obtained from the selling stockholder. Neither the selling stockholder nor any of its affiliates has held a position or office, or had any other material relationship, with us. The term “selling stockholder” includes the entity listed below and its transferees, pledgees, donees or other successors.

	Shares Beneficially Owned Before Offering					Shares Beneficially Owned After Offering
Selling Stockholder	Number		Percent		Shares to be Sold in the Offering (3)	Number	Percent
Lincoln Park Capital Fund, LLC (1)	40,247	(2)	0.6	%(2)	1,823,577	—	*

*	less than 1%
(1)	Josh Scheinfeld and Jonathan Cope, the principals of LPC, are deemed to be beneficial owners of all of the shares of common stock owned by LPC. Messrs. Scheinfeld and Cope have shared voting and disposition power over the shares being offered under this Prospectus.
(2)	40,247 shares of our common stock have been issued to LPC under the Purchase Agreement as a commitment fee.
(3)	Assumes issuance of the maximum 1,823,577 shares being registered hereby, which reflects the 40,247 initial commitment shares already issued and the issuance of 1,702,836 shares under the Purchase Agreement (for gross proceeds of $4,819,026 based on a price per share of $2.83, the last reported sale price on the NASDAQ on December 2, 2011) and 80,494 additional commitment shares. Any issuance above 19.99% of our outstanding shares prior to entering into the agreement with LPC must be in compliance with NASDAQ Capital Market rules.

DETERMINATION OF OFFERING PRICE

All shares of our common stock being offered will be sold by the selling stockholder without our involvement; consequently the actual price of the stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling stockholder. The offering price will thus be determined by market factors and the independent decisions of the selling stockholder.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Lincoln Park Capital Fund, LLC, the selling stockholder. The common stock may be sold or distributed from time to time by the selling stockholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling stockholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

LPC is an “underwriter” within the meaning of the Securities Act.

Neither we nor LPC can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between LPC, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling stockholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify LPC and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

LPC and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised LPC that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling stockholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this Prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by LPC.

MARKET PRICE AND DIVIDEND INFORMATION

Market Information

Our common stock is traded on the NASDAQ Capital Market under the symbol “CDTI.” For a twenty-trading day period immediately following the Merger and the one-for-six reverse stock split, both of which took effect October 15, 2010, it temporarily traded under the symbol “CDTID” in accordance with NASDAQ’s rules.

The following table sets forth the high and low trading prices of our common stock on the NASDAQ Capital Market for each of the periods listed. Prices indicated below with respect to our share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. Periods prior to and including October 15, 2010 have been restated to reflect the one-for-six reverse stock split that took effect October 15, 2010 after the end of trading.

	NASDAQ Capital Market
	High	Low
2009
1st Quarter	$18.30	$6.00
2nd Quarter	$15.00	$8.46
3rd Quarter	$13.20	$7.50
4th Quarter	$13.38	$8.40
2010
1st Quarter	$13.32	$8.70
2nd Quarter	$10.68	$5.70
3rd Quarter	$8.52	$4.08
4th Quarter	$44.38	$3.00
2011
1st Quarter	$11.69	$5.16
2nd Quarter	$11.20	$3.61
3rd Quarter	$8.00	$2.16
4th Quarter (through December 2, 2011)	$4.54	$1.50

On December 2, 2011, the last reported sale price for our common stock as quoted on the NASDAQ was $2.83 per share.

Holders

At November 14, 2011, there were 337 holders of record of our common stock, which excludes stockholders whose shares were held by brokerage firms, depositories and other institutional firms in “street name” for their customers.

Dividends

We plan to retain any earnings for the foreseeable future for our operations. We have never paid any dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements and such other factors as our board of directors deems relevant. In addition, our credit facility restricts our ability to pay dividends.

PRINCIPAL STOCKHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of common stock as of November 14, 2011 by: (i) each person known to Clean Diesel to beneficially own more than 5% of its outstanding shares of common stock at such date; (ii) each of Clean Diesel’s Directors and executive officers at such date; (iii) Clean Diesel’s “Named Executive Officers”; and (iv) all Directors and executive officers as a group at such date.

	Beneficial Ownership [2]
Beneficial Owner Name and Address [1]	Number of Shares	Percentage Owned
Five Percent or More Beneficial Owners:
Special Situations Funds [3]	1,265,694	17.5%
Cycad Group LLC [4]	407,475	5.6%
John A. Kanis [5]	398,722	5.4%
RockPort Capital Partners, L.P. [6]	378,023	5.2%
Directors:
Charles F. Call [7]	87,785	1.2%
Bernard H. “Bud” Cherry [8]	25,844	*
Alexander “Hap” Ellis III [9]	5,000	*
Charles R. Engles, Ph.D. [10]	29,054	*
Derek R. Gray [11]	66,199	*
Mungo Park [12]	99,605	1.4%
Named Executive Officers:
Michael L. Asmussen	—	*
Charles W. Grinnell [13]	10,048	*
Timothy Rogers [14]	11,786	*
Daniel K. Skelton, Ph.D. [15]	8,650	*
Executive Officers:
Stephen J. Golden, Ph.D. [16]	29,983	*
Christopher J. Harris [17]	6,999	*
Nikhil A. Mehta [18]	30,183	*
David E. Shea [19]	6,282	*
All Current Directors and Officers as a Group (11 persons) [20]	395,584	5.3%
* less than 1%

[1]

The address of Special Situations Funds is 527 Madison Avenue, Suite 2600, New York, New York 10022; the address of Cycad Group LLC is 6187 Carpinteria Avenue, Suite 300, Carpinteria, California 93014; the address of John A. Kanis is c/o Kanis, S.A., 82 Z Portland Place, London W1B 1NS, England; the address of RockPort Capital Partners, L.P. is 160 Federal Street, 18th Floor, Boston, Massachusetts 02110; the address of the Directors, Named Executive Officers and Executive Officers is c/o Clean Diesel Technologies, Inc., 4567 Telephone Road, Suite 206, Ventura, California 93003.

[2]

To our knowledge, unless otherwise indicated in the footnotes to this table, we believe that each of the persons named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to community property laws where applicable (or other beneficial ownership shared with a spouse) and the information contained in this table and these notes.

Beneficial ownership has been determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as beneficially owned all shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, or issuable upon settlement of restricted stock units within 60 days of the determination date, which determination date is November 14, 2011 for this purpose. Such shares are deemed to be outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person holding such options, warrants or restricted stock units but these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

The percentage of Clean Diesel beneficially owned is based on 7,218,807 shares of Clean Diesel common stock issued and outstanding on November 14, 2011.

[3]

As reflected in the Schedule 13G filed on November 8, 2011 and on the Form 4 filed on November 14, 2011 by Austin W. Marxe (“Marxe”) and David M. Greenhouse (“Greenhouse”) share sole voting and investment power over 202,512 shares of common stock owned by Special Situations Cayman Fund, L.P., 632,846 shares of common stock owned by Special Situations Fund III QP, L.P., 79,394 shares of common stock owned by Special Situations Private Equity Fund, L.P., 48,902 shares of common stock owned by Special Situations Technology Fund, L.P. and 302,040 shares of common stock owned by Special Situations Technology Fund II, L.P.

[4]

As reflected in the Schedule 13G filed on October 25, 2010 by Cycad Group LLC, K. Leonard Judson and Paul F. Glenn share voting and investment power over the shares listed above. Beneficial ownership includes 369,472 shares held directly, warrants to acquire 28,144 shares at $7.92 per share and warrants to acquire 9,859 shares at $2.79 per share. Beneficial ownership does not reflect warrants to acquire an additional 8,067 shares at $7.92 per share, which warrants are issuable upon the exercise in full of the warrants to acquire 9,859 shares.

[5]

As reflected in the Schedule 13G filed on February 4, 2011 by Kanis S.A. and John A. Kanis, includes 266,548 shares of common stock and warrants to acquire 128,707 shares of common stock held by Kanis S.A. Does not include warrant to acquire 25,000 shares of common stock held by Kanis S.A. that is not currently exercisable. Does not include 369,853 shares issuable upon conversion of convertible note to be issued pursuant to a Subordinated Convertible Notes Commitment Letter dated April 11, 2011. John A. Kanis is the sole stockholder of Kanis S.A. and controls the voting and investment decisions of Kanis S.A.; accordingly, John A. Kanis may be deemed to share beneficial ownership of all shares of common stock beneficially owned by Kanis S.A.

[6]

As reflected in the Schedule 13D/A filed on July 15, 2011 by Rockport Capital Partners, L.P. and RP Co-Investment Fund I, L.P., Alexander “Hap” Ellis, III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson, as the sole managing members of RockPort Capital I LLC, which is the general partner of RockPort Capital Partners, L.P. and RP Co-Investment Fund I GP, LLC, which is the general partner of RP Co-Investment Fund I, L.P., share voting and investment power over the shares listed above. Beneficial ownership includes 303,053 shares and warrants to acquire 40,220 shares at $7.92 per share held by RockPort Capital Partners, L.P. and 19,642 shares and warrants to acquire 15,108 shares at $7.92 per share held by RP Co-Investment Fund I, L.P. Mr. Ellis has been a member of our Board of Directors since the effective time of the Merger and, prior to the Merger, was a member of the Board of Directors of CSI.

[7]	For Mr. Call, includes warrants to acquire 137 shares at $7.92 per share and 62,479 shares subject to options exercisable within 60 days.
[8]	For Mr. Cherry, includes warrants to acquire 9,380 shares at $7.92 per share and 5,000 shares subject to options exercisable within 60 days.
[9]

For Mr. Ellis, reflects 5,000 shares subject to options exercisable within 60 days. Mr. Ellis disclaims beneficial ownership of shares beneficially owned by RockPort Capital Partners except to the extent of his pecuniary interest in such shares.

[10]	For Dr. Engles, includes warrants to acquire 10,825 shares at $7.92 per share and 5,000 shares subject to options exercisable within 60 days.
[1][1]	For Mr. Gray, includes warrants to acquire 13,457 shares at a weighted average price of $8.30 per share and 14,830 shares subject to options exercisable within 60 days.
[1][2]

For Mr. Park, includes 32,414 shares and warrants to acquire 62,191 shares at a weighted average price of $53.98 per share, which are held by Innovator Capital Limited. Mr. Park is a principal of Innovator Capital Limited and may be deemed to beneficially own shares held by Innovator Capital Limited. Also includes 5,000 shares subject to options exercisable within 60 days.

[1][3]	For Mr. Grinnell, includes 9,330 shares subject to options exercisable within 60 days.
[1][4]	For Mr. Rogers, includes 11,720 shares subject to options exercisable within 60 days.
[1][5]	For Dr. Skelton, includes 8,022 shares subject to options exercisable within 60 days.
[1][6]	For Dr. Golden, includes warrants to acquire 8,327 shares at $7.92 per share and 8,000 shares subject to options exercisable within 60 days.
[1][7]	For Mr. Harris, reflects 6,250 shares subject to options exercisable within 60 days.
[18]	For Mr. Mehta, reflects 9,500 shares subject to options exercisable within 60 days.
[19]	For Mr. Shea, reflects 2,500 shares subject to options exercisable within 60 days.
[2][0]	Includes warrants to acquire 104,317 shares and 131,581 shares issuable upon exercise of stock options.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Reed Smith LLP.

EXPERTS

The consolidated financial statements of Clean Diesel Technologies, Inc. as of December 31, 2010 and 2009, and for the years then ended, have been incorporated by reference into this prospectus and registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2010 consolidated financial statements contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has an accumulated deficit that raises substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.cdti.com and information regarding CSI’s operations may be found at www.catsolns.com. Information contained in or accessible through either website is not and should not be considered a part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it into our registration statement on Form S-1/A of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.

We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, filed on March 31, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, filed on May 13, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, filed on August 11, 2011;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2011, filed on November 10, 2011;

•

our Current Reports on Form 8-K filed with the SEC on January 5, 2011, January 11, 2011 (as amended on March 10, 2011 and on March 22, 2011), January 20, 2011, February 16, 2011, March 22, 2011, April 13, 2011, May 9, 2011, June 13, 2011, July 1, 2011, September 9, 2011, October 11, 2011, and December 6, 2011 (other than portions of those documents designated as “furnished”);

•	our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 25, 2011; and

•	the description of Clean Diesel common stock contained in our Registration Statement on Form 8-A filed on September 27, 2007, as that description may be updated from time to time.

You may request a copy of these filings incorporated by reference in this prospectus, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address and telephone number:

CLEAN DIESEL TECHNOLOGIES, INC.

4567 Telephone Road, Suite 206

Ventura, California 93003

Attention: Investor Relations

(805) 639-9458

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

PROSPECTUS

December 6, 2011

CLEAN DIESEL TECHNOLOGIES, INC.

1,823,577 Shares of Common Stock